UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Concord Medical Services Holdings Limited

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

206277105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 206277105	Page 1 of 16

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 206277105	Page 2 of 16

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 206277105	Page 3 of 16

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 206277105	Page 4 of 16

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Québec
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person OO (Québec société en commandit)

SCHEDULE 13G

CUSIP No. 206277105	Page 5 of 16

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 206277105	Page 6 of 16

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 206277105	Page 7 of 16

1	Names of reporting persons CAGP, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person OO (Cayman Islands Exempt Company)

SCHEDULE 13G

CUSIP No. 206277105	Page 8 of 16

1	Names of reporting persons CAGP General Partner, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,172,700
	7	Sole dispositive power 0
	8	Shared dispositive power 26,172,700
9	Aggregate amount beneficially owned by each reporting person 26,172,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 18.4%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 206277105	Page 9 of 16

1	Names of reporting persons Carlyle Asia Growth Partners III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 25,169,000
	7	Sole dispositive power 0
	8	Shared dispositive power 25,169,000
9	Aggregate amount beneficially owned by each reporting person 25,169,000
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 17.7%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 206277105	Page 10 of 16

1	Names of reporting persons CAGP III Co-Investment, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,003,700
	7	Sole dispositive power 0
	8	Shared dispositive power 1,003,700
9	Aggregate amount beneficially owned by each reporting person 1,003,700
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.7%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. 206277105	Page 11 of 16

ITEM 1.	(a)	Name of Issuer:

Concord Medical Services Holdings Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

18/F, Tower A, Global Trade Center 36 North Third Ring Road East, Dongcheng District Beijing 100013 People’s Republic of China

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

CAGP, Ltd.

CAGP General Partner, L.P.

Carlyle Asia Growth Partners III, L.P.

CAGP III Co-Investment, L.P.

Following an internal reorganization on May 2, 2012, Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. may be deemed to beneficially own the Ordinary Shares reported herein.

	(b)	Address or Principal Business Office:

The address of each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C., and Carlyle Holdings II L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505. The address of each of the other Reporting Persons is c/o Walker Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands.

SCHEDULE 13G

CUSIP No. 206277105	Page 12 of 16

	(c)	Citizenship of each Reporting Person is:

Carlyle Group Management L.L.C., The Carlyle Group L.P. and Carlyle Holdings II GP L.L.C. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandit. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share (“Ordinary Shares”).

	(e)	CUSIP Number:

206277105

ITEM 3.

Not applicable.

SCHEDULE 13G

CUSIP No. 206277105	Page 13 of 16

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2012, based upon 142,353,532 Ordinary Shares outstanding as of April 25, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	26,172,700	18.4%	0	26,172,700	0	26,172,700
The Carlyle Group L.P.	26,172,700	18.4%	0	26,172,700	0	26,172,700
Carlyle Holdings II GP L.L.C.	26,172,700	18.4%	0	26,172,700	0	26,172,700
Carlyle Holdings II L.P.	26,172,700	18.4%	0	26,172,700	0	26,172,700
TC Group Cayman Investment Holdings, L.P.	26,172,700	18.4%	0	26,172,700	0	26,172,700
TC Group Cayman Investment Holdings Sub L.P.	26,172,700	18.4%	0	26,172,700	0	26,172,700
CAGP, Ltd.	26,172,700	18.4%	0	26,172,700	0	26,172,700
CAGP General Partner, L.P.	26,172,700	18.4%	0	26,172,700	0	26,172,700
Carlyle Asia Growth Partners III, L.P.	25,169,000	17.7%	0	25,169,000	0	25,169,000
CAGP III Co-Investment, L.P.	1,003,700	0.7%	0	1,003,700	0	1,003,700

Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. are the record holders 25,169,000 and 1,003,700 Ordinary Shares, respectively. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of CAGP, Ltd., which is the general partner of CAGP General Partner, L.P., which is the general partner of each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. Accordingly, each of the forgoing entities may be deemed to share beneficial ownership of the Ordinary Shares held of record by each of Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

SCHEDULE 13G

CUSIP No. 206277105	Page 14 of 16

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G

CUSIP No. 206277105	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

SCHEDULE 13G

CUSIP No. 206277105	Page 16 of 16

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CAGP, LTD.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

CARLYLE ASIA GROWTH PARTNERS III, L.P.
By: CAGP General Partner, L.P., its general partner

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

CAGP III CO-INVESTMENT, L.P.
By: CAGP General Partner, L.P., its general partner

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement